RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Six Months Ended June 30,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2015	2014	2013	2012	2011

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$1,019	$2,395	$2,447	$2,296	$2,323
Capitalized interest	(18)	(38)	(69)	(70)	(62)
Depreciation of capitalized interest	10	27	20	20	22
Dividends from less than 50%-owned companies carried at equity	6	6	10	7	6
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$1,017	$2,390	$2,408	$2,253	$2,289
Fixed charges
Interest on long-term and short-term debt	$84	$213	$178	$141	$145
Capitalized interest	18	38	69	70	62
Rental expenses representative of an interest factor	22	52	43	39	38
Total fixed charges	$124	$303	$290	$250	$245

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$1,141	$2,693	$2,698	$2,503	$2,534
RATIO OF EARNINGS TO FIXED CHARGES	9.2	8.9	9.3	10.0	10.3